EXHIBIT 99.26

CONSENT OF HOWARD BIRD

March 27, 2013

Brigus Gold Corp.

United States Securities and Exchange Commission

Re: Brigus Gold Corp.

Ladies and Gentlemen:

I hereby consent to (i) the use of my name in connection with the following reports, which are filed as exhibits with the Annual Report on Form 40-F for the year ended December 31, 2012 of Brigus Gold Corp. (the “Company”) to which this consent relates: (A) the Company’s Annual Information Form for the year ended December 31, 2012 and (B) the Company’s Management’s Discussion and Analysis for the year ended December 31, 2012 and (ii) all other references to the undersigned included or incorporated by reference in the Registration Statements on Forms S-8 (File Nos. 333-113889, 333-162558 and 333-167757), as amended, and Form F-10 (File No. 333-174604), or any related abbreviated registration statement filed by the Company with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, or in any amendment to any of the foregoing, or to any prospectuses or amendments or supplements thereto.

Sincerely,

/s/ Howard Bird
Name: Howard Bird